 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

APPLE REIT EIGHT, INC.
(Name of Subject Company)

MPF NORTHSTAR FUND 2, LP; MPF INCOME FUND 26, LLC; MACKENZIE INCOME FUND 27, LLC; MPF BADGER ACQUISITION CO., LLC; MPF PLATINUM FUND, LP; MPF INCOME FUND 24, LLC; MPF OPPORTUNITY FUND, LP; MPF DEWAAY FUND 5, LLC; MPF FLAGSHIP FUND 10, LLC; MPF FLAGSHIP FUND 13, LLC; MPF FLAGSHIP FUND 14, LLC; MACKENZIE FLAGSHIP FUND 15, LLC; MP VALUE FUND 5, LLC; MP VALUE FUND 7, LLC; MPF DEWAAY PREMIER FUND 4, LLC; MPF BLUE RIDGE FUND I, LLC; COASTAL REALTY BUSINESS TRUST; AND MACKENZIE CAPITAL MANAGEMENT, LP
(Bidders)
UNIT (EACH OF WHICH IS EQUAL TO A SHARE OF COMMON AND SERIES A PREFERRED STOCK) OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Capital Management, LP	MacKenzie Capital Management, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$16,450,000	$2,243.78

*	For purposes of calculating the filing fee only. Assumes the purchase of 4,700,000 Shares at a purchase price equal to $3.50 per Share in cash

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,243.78
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Capital Management, LP
Date Filed: February 1, 2013

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

AMENDMENT NO. 1 TO TENDER OFFER

This Amendment No. 1 to Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MPF Northstar Fund 2, LP; MPF Income Fund 26, LLC; MacKenzie Income Fund 27, LLC; MPF Badger Acquisition Co., LLC; MPF Platinum Fund, LP; MPF Income Fund 24, LLC; MPF Opportunity Fund, LP; MPF DeWaay Fund 5, LLC; MPF Flagship Fund 10, LLC; MPF Flagship Fund 13, LLC; MPF Flagship Fund 14, LLC; MacKenzie Flagship Fund 15, LLC; MP Value Fund 5, LLC; MP Value Fund 7, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Blue Ridge Fund I, LLC; Coastal Realty Business Trust (collectively the “Purchasers”) to purchase up to 4,700,000 shares of common stock and the associated shares of Series A preferred stock (together, the “Unit” of “Shares”) in Apple REIT Eight, Inc. (the “Corporation”), the subject company, at a purchase price equal to $3.50 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated February 1, 2013 (the “Offer Date”) and the related Assignment Form.

This Offer is hereby amended to reduce the number of Shares the Purchasers are offering to purchase from 4,700,000 to 400,000.  The 400,000 Shares subject to the Offer constitute 0.43% of the outstanding Shares.  Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchasers of up to $1,400,000 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.  The Purchasers are reducing the number of Shares they are offering to purchase because, based upon the response by Shareholders thus far, the Purchasers believe that it is highly unlikely that more than 400,000 shares will be tendered.   As of the date hereof, approximately 30,000 Shares have been tendered.  The Purchasers have reduced the number offered to 400,000 based upon their experience that at this point in the Offer, it is highly improbable that more than 400,000 Shares would be tendered, so pro rating should not be an issue, based upon our experience, and the Purchasers do not wish to continue to commit more funds that necessary for the purchase of Shares.

Item 12.                      Exhibits.

(a)(1)	Offer to Purchase dated February 1, 2013*

(a)(2)	Assignment Form*

(a)(3)	Form of Letter to Shareholders dated February 1, 2013*
(a)(4)	Form of advertisement in Investor’s Business Daily*

*Previously filed as Exhibits to the Purchaser’s Schedule TO on February 1, 2013

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           March 6, 2013

MPF Northstar Fund 2, LP; MPF Income Fund 26, LLC; MacKenzie Income Fund 27, LLC; MPF Badger Acquisition Co., LLC; MPF Platinum Fund, LP; MPF Income Fund 24, LLC; MPF Opportunity Fund, LP; MPF DeWaay Fund 5, LLC; MPF Flagship Fund 10, LLC; MPF Flagship Fund 13, LLC; MPF Flagship Fund 14, LLC; MacKenzie Flagship Fund 15, LLC; MP Value Fund 5, LLC; MP Value Fund 7, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Blue Ridge Fund I, LLC; Coastal Realty Business Trust

By: MacKenzie Capital Management, LP, Manager/General Partner/Trustee

By:	/s/ Chip Patterson
Chip Patterson, Managing Director

MACKENZIE CAPITAL MANAGEMENT, LP

By:           /s/ Chip Patterson
Chip Patterson, Managing Director